Exhibit 99.2

NICE Mobile Reach Receives 2012 TMC Labs Innovation Award

NICE is recognized for its innovative mobile solution that enables enterprises to intelligently engage customers on smartphones and tablets in real time

RA’ANANA, ISRAEL, November 7, 2012, NICE Systems (NASDAQ: NICE) today announced that the NICE Mobile Reach solution won TMC’s CUSTOMER magazine 2012 TMC Labs Innovation Award. NICE Mobile Reach is a solution for bridging enterprise self-service mobile offerings with assisted customer service on smartphones and tablets for creating a new type of mobile customer experience.

“We are honored to receive this TMC Labs Innovation Award for NICE Mobile Reach, which reaffirms the value of this unique solution for the mobile customer service market,” said Yochai Rozenblat, President, NICE’s Enterprise Group. “As usage of mobile channels such as smartphones and tablets grows rapidly, NICE Mobile Reach enables customer interactions with service representatives to be personal and effective, significantly improving the customer experience, increasing revenues, and driving service costs down.”

NICE Mobile Reach is aimed at changing the experience of customers using smart mobile devices to interact with companies, while boosting the business results and reducing the service costs for those companies. It enables enterprises to utilize new and powerful mobile channels to intelligently engage customers in real time. The solution enables customers using the enterprise’s mobile self-service to be seamlessly connected to the right agent, if needed, and also transfers the full context of the mobile interaction to the agent’s station in order to serve those customers in the most personalized and effective way. And while the customer and agent interact, NICE Mobile Reach allows them to use additional collaboration tools in real-time to expand the dimensions of the interaction beyond voice or chat.

"NICE Mobile Reach is truly innovative and has made advancements in the customer experience industry," added Rich Tehrani, CEO, TMC. “We’re pleased to recognize this outstanding achievement with a TMC Labs Innovation Award this year.”

The TMC Labs Innovation Award honors products that display innovation, unique features, and significant contributions toward improving communications technology. The TMC Labs Innovation Award is granted to those companies demonstrating ground breaking contributions to the industry.

The TMC Labs 2012 Innovation Award highlights are published in the September 2012 issue of TMC’s CUSTOMER magazine.

TMC’s CUSTOMER Magazine

TMC’s CUSTOMER magazine premiered in September 2012 and has become the industry’s new, definitive source for news, product information, and strategies for communications that engage customers and potential customers. CUSTOMER’stag line “Target. Engage. Deliver.” sums up what businesses must do to attract new customers and keep existing customers and will be the primary focus of the magazine.

Each issue of CUSTOMER includes news and insights on the latest developments in agent training, analytics and big data, ERP, IVR and self service, multi-channel call center, social CRM and other social media solutions, marketing campaign creation, mobile apps, outbound marketing, workforce management, and more. Please visit CUSTOMER.TMCnet.com for more information.

About TMC

TMC is celebrating its 40th anniversary as a global, integrated media company that helps clients build communities in print, in person, and online.TMC publishes the TMC’s CUSTOMER Magazine (formerly Customer Interaction Solutions), INTERNET TELEPHONY, Next Gen Mobility, and Cloud Computing magazines. TMCnet.com, which is read by 1.5 million unique visitors each month, is the leading source of news and articles for the communications and technology industries. TMC is the producer of ITEXPO, the world’s leading B2B communications event. In addition, TMC runs multiple industry events: Cloud Communications Expo; Cloud4SMB Expo; CVx (ChannelVision Expo); DevCon5; HTML5 Summit; LatinComm Conference & Expo; M2M Evolution Conference & Expo; Mobility Tech Conference & Expo; MSPAlliance MSPWorld; StartupCamp; Video World Conference & Expo and more. For more information about TMC, visit www.tmcnet.com.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.